SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 01 February 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




February 1, 2008

                         DAVID ALLEN TO RETIRE FROM BP

The board of BP today announced that Dr David Allen will retire from BP at the end of March, 2008. He will stand down as a director at the same time after five years on the board.

Since 2000 Dr Allen has been group chief of staff with accountability for strategy, planning, communication, and technology.

BP chairman Peter Sutherland said: "In a distinguished 30-year career with BP, David has made a significant contribution to the success of the Group in many key areas, most particularly in shaping and applying corporate strategy. We will greatly miss his intellect, his insight, and his humanity."

- ENDS -


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  01 February 2008                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary